SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001 -40

PUBLICLY-HELD COMPANY

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. are invited for Extraordinary Shareholders Meeting, to be held on June 29, 2006, at 04h00 p.m. and 04h20 p.m., at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo -Brazil, in order to approve the following matters:

I – Extraordinary Shareholders Meeting to be held at 04h00 p.m.:

Proposal of the Board of Directors dated of June 12th, 2006, for the:

a)	Increase of the corporate capital through the capitalization of retained profits and by means of issuance of new shares;

b)	Increase of the authorized corporate capital;

c)	Modification of the wording of the caput and the first paragraph of Article Forth of the By-laws; and

d)	Other matters of the Company’s interest.

II – Extraordinary General Meeting to be held at 04h20 p.m.:

Proposal of the Board of Directors dated of June 12th, 2006, for the:

a)	Extinction of the Currency Exchange Risk Reserve;

b)	Modification of the criteria of constitution of the reserve designed to ensure that Unibanco maintains adequate operating margins, as well as its limits

c)	Modification of the wording of Article 44 of the By-laws in order to improve its wording, as well as to adequate it to the current systematic of Law 6.404/76;

d)	Suppress the position of Executive Vice President Officer;

e)	Consolidation of the By-laws; and

f)	Other matters of the Company’s interest.

São Paulo, June 12th, 2006.

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.